[redacted]

09041923

AO 7/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 24 2009
Washington, DC
110

SEC FILE NUMBER
8- 53196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2008 (MM/DD/YY) AND ENDING May 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deloitte Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Renaissance Center, Suite 900
(No. and Street)

Detroit	MI	48243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara A. Radgens (313) 394-5077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sara A. Radgens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloitte Corporate Finance LLC, as of May 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jennifer L. Ward, Notary Public
State of Michigan, County of Wayne
My Commission Expires 4/26/2012
Acting in the County of Wayne

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELOITTE CORPORATE FINANCE LLC

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET	2
STATEMENT OF MEMBER'S EQUITY	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPORTING SCHEDULES:	
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9-10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3.	11

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Member
Deloitte Corporate Finance LLC

We have audited the accompanying balance sheet of Deloitte Corporate Finance LLC as of May 31, 2009 and the related statements of member's equity, operations, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

July 16, 2009

DELOITTE CORPORATE FINANCE LLC
BALANCE SHEET
May 31, 2009

ASSETS

	Amount
Cash and cash equivalents	$ 555,057
Accounts receivable, advisory services	777,220
Accounts receivable – related entity (Note 2)	632,746
	$ 1,965,023

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity	1,965,023
	$ 1,965,023

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF MEMBER'S EQUITY
For The Year Ended May 31, 2009

	Amount
Balance, May 31, 2008	$ 4,539,186
Contributions from member	7,800,000
Net loss	(10,374,163)
Balance, May 31, 2009	$ 1,965,023

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF OPERATIONS
For The Year Ended May 31, 2009

	Amount
Revenues:	
Advisory fees	$ 7,404,157
Interest income	8,415
Total revenues	7,412,572
Expenses:	
Services and expense fees (Note 2)	17,514,274
Registration and membership fees	237,676
Other general and administrative expenses	34,785
Total expenses	17,786,735
Loss before provision for taxes	(10,374,163)
Provision for taxes (Notes 1 and 2)	-
Net loss	$(10,374,163)

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF CASH FLOWS
For The Year Ended May 31, 2009

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees received	$ 8,589,060
Interest income	8,415
Services and expense fees paid	(17,514,274)
Registration and membership fees paid	(237,676)
Other general and administrative expenses paid	(34,785)
Net cash used by operating activities	(9,189,260)
Cash flows from financing activities:	
Contributions from member	7,800,000
Net advances paid to related entity	(260,583)
Net cash provided by financing activities	7,539,417
Decrease in cash and cash equivalents	(1,649,843)
Cash and cash equivalents at beginning of year	2,204,900
Cash and cash equivalents at end of year	$ 555,057
Reconciliation of net loss to net cash used by operating activities:	
Net loss	$(10,374,163)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) decrease in:	
Accounts receivable, advisory services	1,184,903
Total adjustments	1,184,903
Net cash used by operating activities	$ (9,189,260)

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte Corporate Finance LLC (The Company), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January, 2001.

Cash And Cash Equivalents

Cash and cash equivalents include cash in bank and money market mutual funds.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Note 2 – TRANSACTIONS WITH RELATED ENTITY

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. For the year ended May 31, 2009 the net services and expenses charged to the Company amounted to $17,514,274. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

Note 2 – TRANSACTIONS WITH RELATED ENTITY (CONTINUED)

The receivable due from Deloitte FAS at May 31, 2009, in the amount of $632,746, is summarized as follows:

	Amount
Services and expense fee overpayment	$ 529,163
Net receivable for revenue received on the Company's behalf by Deloitte FAS	103,583
	$ 632,746

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At May 31, 2009, the Company's net capital was $545,057 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.00 to 1.

SUPPORTING SCHEDULES

DELOITTE CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2009

1.	Total ownership equity	$ 1,965,023
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	1,965,023
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	1,965,023
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	1,409,966
	b. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	555,057
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	10,000
10.	Net capital	545,057
13.	Net capital requirement	5,000
14.	Excess net capital	$ 540,057

DELOITTE CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	-
19.	Total aggregate indebtedness	-
20.	Percentage of aggregate indebtedness to net capital	0%

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Deloitte Corporate Finance, LLC and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

DELOITTE CORPORATE FINANCE LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
May 31, 2009

Deloitte Corporate Finance LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(i), as a broker-dealer that maintains "Special Account for the Exclusive Benefit of Customers."

DELOITTE CORPORATE FINANCE LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MAY 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

DELOITTE CORPORATE FINANCE LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MAY 31, 2009

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS